SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/15/17


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
943,272

8. SHARED VOTING POWER
1,073,926

9. SOLE DISPOSITIVE POWER
943,272
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,073,926

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,017,198 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.16%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
943,272

8. SHARED VOTING POWER
1,073,926

9. SOLE DISPOSITIVE POWER
943,272
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,073,926

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,017,198 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.16%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
943,272

8. SHARED VOTING POWER
1,073,926

9. SOLE DISPOSITIVE POWER
943,272
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,073,926

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,017,198 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.16%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
943,272

8. SHARED VOTING POWER
1,073,926

9. SOLE DISPOSITIVE POWER
943,272
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,073,926

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,017,198 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.16%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #5 to the schedule 13d filed September 23, 2016. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-Q filed on 11/29/16, there were 28,172,931 shares of common stock outstanding as of 9/30/16.  The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of February 15, 2017, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,017,198 shares of SWZ (representing 7.16% of SWZ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 2,017,198 shares of SWZ include 943,272 shares (representing 3.35% of SWZ's outstanding shares) that are beneficially owned by: Mr. Goldstein and the following entities over which Messrs.
Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, MCM Opportunity Partners, LP, and Opportunity Income Plus, LP (collectively,"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 2,017,198 shares of SWZ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,073,926 shares (representing 3.81% of SWZ's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 943,272 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,073,926 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of SWZ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 12/22/16 the following shares of SWZ were bought:


Date			Shares		Price
12/22/16		19,276		9.9994
12/23/16		205		10.0200
12/27/16		21,382		10.0517
12/28/16		634		10.0300
12/29/16		25,000		10.1200
12/30/16		14,093		10.1781
01/03/17		6,796		10.2184
01/04/17		596		10.2317
01/05/17		9,433		10.4291
01/06/17		1,400		10.4143
01/09/17		9,800		10.4599
01/11/17		2,500		10.5132
01/17/17		700		10.4900
01/18/17		10,600		10.5493
01/19/17		3,656		10.5148
01/24/17		189		10.5500
01/25/17		20,294		10.6854
01/26/17		12,646		10.6984
01/27/17		9,851		10.7117
01/30/17		6,900		10.6657
01/31/17		5,300		10.6992
02/01/17		14,100		10.7571
02/02/17		15,143		10.7544
02/03/17		21,567		10.8469
02/06/17		4,600		10.8335
02/08/17		5,751		10.8708
02/09/17		7,400		10.9078
02/13/17		17,258		10.8996
02/14/17		690		10.8700
02/15/17		20,500		10.8709




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/16/2017

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.